Filed by SunPower Corporation Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to 14a-12

Under the Securities Act of 1934

Subject Company: SunPower Corporation

Commission File No.: 000-51593

Title: PowerLight Acquisition	Author: Mark Liffmann
Bulletin: M06018	Date: November 15, 2006

Summary:

This bulletin covers:

•	SunPower acquisition of PowerLight

Detailed content:

SunPower today announced it had signed definitive agreements to acquire PowerLight Corporation, a privately-owned solar systems provider based in Berkeley, California. If the agreement is approved by PowerLight shareholders and the relevant regulatory authorities, PowerLight will become a wholly owned subsidiary of SunPower when the acquisition is closed. PowerLight is one of the world’s leading large-scale solar power systems providers, having designed and deployed hundreds of large-scale systems with a total capacity of more than 100 MW megawatts over the past ten years.

PowerLight brings to SunPower established technology leadership through products spanning the U.S. new production home market, the U.S. large-scale commercial roof and ground-mounted market, and solar electric power plants in Europe and Asia. PowerLight will retain its name and will operate as a subsidiary of SunPower Corporation.

The PowerLight acquisition does not change our approach to the residential retrofit and small-scale commercial roof market of selling directly to and working closely with our Installer Partners in North America. In fact, the acquisition enhances our ability to support our Partner base. With the substantial systems expertise which PowerLight brings, we will now be able to considerably improve the range of systems solutions and the expertise in system design, engineering and installation which we provide to our Partners.

Confidentiality

All information contained in SunPower Marketing Bulletins is confidential to SunPower Corporation and its designated Installer Partners. No information contained herein should be distributed to any other party without the express, written, permission of SunPower Corporation.

We intend to fully leverage Powerlight’s products and system expertise in SunPower’s Installer Partner network.

As part of our fast growing Installer Partner network, your organization is a key part of SunPower’s goal to provide the best PV systems solutions and establish a leading position in the residential retrofit and small-scale commercial roof market in North America.

It has been an exciting first year for SunPower in North America and we have greatly appreciated your support and confidence over this time. We look forward to continuing our partnership as we expand our capabilities and firmly establish solar as a mainstream energy solution.

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

SunPower plans to file with the SEC a Registration Statement on Form S-4 in connection with the transaction. The Registration Statement will contain important information about SunPower, PowerLight, the transaction and related matters. Investors and security holders are urged to read the Registration Statement carefully when they are available. Investors and security holders will be able to obtain free copies of the Registration Statement and other documents filed with the SEC by SunPower through the web site maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of the Registration Statement from SunPower by contacting Investor Relations at 408-240-5588 or http://investors.sunpowercorp.com/sec.cfm.

Confidentiality

All information contained in SunPower Marketing Bulletins is confidential to SunPower Corporation and its designated Installer Partners. No information contained herein should be distributed to any other party without the express, written, permission of SunPower Corporation.